
Mail Stop 3030

May 3, 2016

Victor Shvetsky
Chairman, Chief Executive Officer, Secretary
 and Principal Financial and Accounting Officer
Quarta-Rad, Inc.
1201 N. Orange Street
Suite 700
Wilmington, DE 19801

> **Re: Quarta-Rad, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 15, 2016**
> **File No. 333-196078**

Dear Mr. Shvetsky:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 25, 2014 letter.

Certain Relationships . . ., page 35

1.   We note your revisions in response to prior comment 6; however, your disclosure here and on page F-12 continue to disclose different amounts of inventory you purchased during 2014 and the amounts you owed as of the end of 2014. Please revise.

Changes In and Disagreements With Accountants on Accounting and Financial Disclosure, page 41

2.   Please revise your filing to include letters filed as an exhibit to this registration statement that is addressed to the Commission from Anton & Chia and Hartley Moore Accountancy

Corporation, your former accountants, stating whether they agree with the statements made by you under Item 304(a) of Regulation S-K and, if not, stating the respects in which they do not agree. Refer to the guidance in Item 304(a)(3) of Regulation S-K.

Financial Statements, page 43

Report of Independent Registered Public Accounting Firm, page F-2

3.   We note the disclosure on page F-12 of the restatement of your previously issued financial statements. Please have your independent auditor modify its report to add an explanatory paragraph that refers to the restatement and to be dual-dated. Refer to paragraphs 68, 69, 72 and 73 of PCAOB AU Section 508.

You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Michael T. Connette, Esq.

Donald P. Hateley, Esq.